02034417

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great Quest Metals Ltd

*CURRENT ADDRESS

PROCESSED

JUN 06 2002

THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3116 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 5/30/02

82-3116

2001

02 MAY 29 AM 11:2

AR/S
12-31-01

GREAT QUEST
METALS LTD.

ANNUAL REPORT

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 684-2882 Facsimile: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

2001

GREAT QUEST
METALS LTD.
Annual Report to Shareholders (Schedule C)
(For the Year Ended December 31, 2001)

Dear Shareholder:

INTRODUCTION

The strategy of Great Quest Metals Ltd. during the last four years has been to acquire concessions that are highly prospective for gold, establish drill-targets through inexpensive, preliminary exploration programs and to delay the more costly drill programs until the price for gold has reversed its long bear trend. It appears that gold has made a major reversal, currently trading about US $310 per ounce, and the Company is in the stage of preparing an AIF (Annual Information Form) which, when filed, will clear the way for a financing through a Short Form Offering Document. The money raised will fund the first drill program on the Bourdala Concessions.

The highlights of the 2001 Fiscal year for Great Quest included the acquisition of the much-sought-after Keniba concession and successful exploration programs on both the Keniba and Bourdala concessions.

Bourdala Concessions

The Company carried out two programs on the Bourdala concessions in 2001 and a further program in 2002 for which the results have not been received. The current overview of the geology is that of a broad northeasterly fault zone with four northerly gold soil anomalies. One anomaly has been traced for 2570 meters with values ranging from 40 to 642 ppb gold and averaging 212. Pitting over one of these anomalous areas has outlined a northerly area of quartz veining west of a north – south granitic dyke

Although the company has defined three drill targets, all consisting of zones of quartz veining with gold, much pre-drilling exploration remains. One of the most prospective areas for discovery of gold in Mali is in areas of extensive orpaillage where hand miners have dug pits for the recovery of gold. Four such areas occur on the Bourdala concessions, and only two have been so far explored. Nevertheless, it is time to drill. The next rogram in the Bourdala will consist of Diamond Drilling.

Kenieba Concession

Great Quest was very fortunate to acquire the 32 sq km Kenieba concession in August 2001. To earn a 95% interest, the company paid $68,550 up front and must pay a further $46,000 over a four year period. The 32 sq. km. concession covers an area of extensive orpaillage that extends 7 km. Two dikes, the north-south Zamboye 1 and 2, occur in the area. It is thought that the deposition of gold is associated with the emplacement of the dykes. In a preliminary survey of the area, 9 samples were taken from the two dykes. Results of assays on these samples ranged from 40 to 10,464 ppd gold with an average of 2,377.

In early 2002 a program of geological mapping, soil sampling and pitting was carried out over a one kilometer area. Several areas of soil anomalous in gold were outlined, and three more dykes were discovered. The new dykes appear to be similar to the Zambaye 1 and 2, however pitting is planned to determine whether the dykes carry gold. The Company plans a second program similar to the first on the Kenieba concession to cover a further 5 sq. km. The concession could be drilled today, but the Company intends to complete one more program before drilling in November. The pre-drill program will consist of geological mapping and soil sampling over another 3 to 5 sq. km. of the concession.

Additional Concessions, Properties

The Baroya concession is drill – ready with the targets consisting of three separate zones of quartz veining, carrying gold. Results from a winter, 2002 program on the Baoule River and Winza concessions were below expectations, and are being reviewed. No work is planned for the Taseko property this year as the Company is monitoring the actions of the new British Columbia government in regard to mineral exploration.

Financial Information

The net loss for 2001 was $101,197 or $0.01 per share as opposed to $64,408 or $0.01 per share in 2000. The exploration expenses in 2001 totaled $85,792 as opposed to $90,807 in 2000. In the year 2001, $189,000 was raised through the issuance of 961,000 units, priced from $0.18 to $0.22, 139,590 through the exercise of 167,000 options at $0.22 and $0.27 and $90,000, through the exercise of 500,000 warrants at $0.18 for a total of $295,470. Subsequent to year-end, a private placement of 456,000 units was completed at $0.25 for $114,000 and 61,000 options were exercised for $16,470. Finally, 33,970 of debt was retired through the issuance of 188,722.

The financial statements for 2001 show administration costs of $116,561 in 2001 as opposed to $65,457 in 2000. The increase in costs in 2001 is due to a number of factors. These includes a higher level of activity in 2001, the fact that one Company moved out of the shared office, and the inclusion of the auditors fees for 2000 and 2001 in the 2001 Financial Statements.

INVESTOR RELATIONS

Investor relations activities are being carried out by directors and officers. In addition, all news releases and reports can be found on the Great Quest website at www.greatquest.com.

ON BEHALF OF THE BOARD

"Signed"

Willis W. Osborne
President & Director

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	GREAT QUEST METALS LTD.
Issuer Address	Suite 515 - 475 Howe Street, Vancouver, B.C. V6C 2B3
Issuer Telephone Number	604-688-2882
Contact Person	Willis W. Osborne
Contact Position	President
Contact Telephone Number	604-689-2882
Contact Email Address	info@greatquest.com
Web Site Address	www.greatquest.com
For Quarter Ended	December 31, 2001
Date of Report (yy/mm/dd)	02/04/12

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Willis W. Osborne — May 14, 2002
NAME OF DIRECTOR **DATE SIGNED (YY/MM/DD)**

[signature] — 14 May, 2002
NAME OF DIRECTOR **DATE SIGNED (YY/MM/DD)**

GREAT QUEST METALS LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(DECEMBER 31, 2000)

GREAT QUEST METALS LTD.

INDEX TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

(DECEMBER 31, 2000)

CONTENTS **PAGE**

CONTENTS	PAGE
AUDITORS' REPORT	1
BALANCE SHEETS	2
STATEMENTS OF OPERATIONS AND DEFICIT	3
STATEMENTS OF CASH FLOWS	4
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS	5
NOTES TO THE FINANCIAL STATEMENTS	6-19

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff C.G.A.* Deborah E. Graystone B.Sc., C.G.A.*, T.E.P.
Keon J. Kwan B.A., C.G.A.*, C.F.P. Jindra Casperson C.G.A.*

AUDITORS' REPORT

To the Shareholders of
Great Quest Metals Ltd.

We have audited the balance sheet of Great Quest Metals Ltd. as at December 31, 2001, the statement of operations and deficit, the statement of cash flows, and the schedule of deferred exploration and development costs for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at December 31, 2000 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those financial statements in their report dated April 19, 2001.

Jones, Richards + Company

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia.
April 12, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

GREAT QUEST METALS LTD.
BALANCE SHEET
DECEMBER 31, 2001
(With comparative audited figures for December 31, 2000)

	2001	2000 (Note 15)
ASSETS		
Current Assets		
Cash	$ 80,507	$ 11,690
Goods and services tax recoverable	1,175	2,076
Due from related parties (Note 4)	1,135	5,584
Prepaid expenses	-	11,103
	82,817	30,453
Property, Plant and Equipment (Notes 2 and 5)	17,634	7,984
Investment (Notes 2 and 6)	-	500
Mineral Properties, including deferred costs (Notes 2 and 7)	1,351,881	1,019,637
Deposits	8,384	8,384
	$ 1,460,716	$ 1,066,958
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 54,213	$ 3,838
Due to related parties (Note 8)	43,505	72,845
	97,718	76,683
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	2,963,768	2,588,808
Share subscription advances	103,960	-
Contributed surplus	81,398	81,398
Deficit	(1,786,128)	(1,679,931)
	1,362,998	990,275
	$ 1,460,716	$ 1,066,958

Approved on Behalf of the Board:

Wille W. Osborne
Director

[signature]
Director

GREAT QUEST METALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2001
(With comparative audited figures for the year ended December 31, 2000)

	2001	2000 (Note 15)
ADMINISTRATION COSTS:		
Accounting and audit	$ 25,088	$ 6,379
Amortization	357	649
Bank charges and interest	715	904
Consulting	15,504	12,887
Office and rent	23,991	16,436
Legal	4,839	4,260
Management fees	20,000	12,076
Printing, promotion and travel	9,494	6,657
Securities and brokerage fees	16,573	8,342
	116,561	68,590
Interest income	(254)	(3,133)
LOSS BEFORE OTHER ITEMS	116,307	65,457
OTHER ITEMS:		
Gain on conversion of foreign currencies	-	(1,049)
Loss on write-off of investment	500	-
Gain on write-off of capitalized costs related to abandoned mineral properties	(15,610)	-
NET LOSS FOR THE YEAR	101,197	64,408
DEFICIT AT BEGINNING OF YEAR	1,679,931	1,615,523
SHARE ISSUE COSTS	5,000	-
DEFICIT AT END OF YEAR	$ 1,786,128	$ 1,679,931
Loss per share	$ (0.01)	$ (0.01)

GREAT QUEST METALS LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
(With comparative audited figures for the year ended December 31, 2000)

	2001	2000 (Note 15)
OPERATING ACTIVITIES:		
Net loss for the year	$ (101,197)	$ (64,408)
Adjustments:		
Amortization	357	649
Loss on write-off of investment	500	-
Gain on write-off of capitalized costs related to abandoned mineral properties	(15,610)	-
	(115,950)	(63,759)
Change in non-cash working capital items:		
Goods and services tax recoverable	901	(931)
Due from related parties	4,449	-
Prepaid expenses	11,103	(6,777)
Accounts payable and accrued liabilities	50,375	(22,948)
Due to related parties	4,630	(610)
	(44,492)	(95,025)
FINANCING ACTIVITIES:		
Issue of share capital for cash	319,490	217,500
Share subscription advances	103,960	-
	423,450	217,500
INVESTING ACTIVITIES:		
Acquisition cost of property, plant and equipment	(14,171)	-
Acquisition costs of mineral properties	(214,342)	-
Deferred exploration and development costs, net of amortization	(81,628)	(195,055)
	(310,141)	(195,055)
INCREASE (DECREASE) IN CASH	68,817	(72,580)
CASH AT BEGINNING OF PERIOD	11,690	84,270
CASH AT END OF PERIOD	$ 80,507	$ 11,690

Supplemental cash flow information (Note 13)

GREAT QUEST METALS LTD.
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED DECEMBER 31, 2001
(With comparative audited figures for the year ended December 31, 2000)

	Mineral Properties							
	Mali Properties	Taseko Properties	Gold Dust Properties	2001 Total	Mali Properties	Taseko Properties	Gold Dust Properties	2000 Total
EXPLORATION AND DEVELOPMENT COSTS:								
Amortization	$ 4,164	$ -	$ -	$ 4,164	$ 3,707	$ -	$ -	$ 3,707
Assessment fees	-	-	14,286	14,286	-	-	-	-
Drilling, reclamation and assays	19,650	-	205	19,855	23,526	-	-	23,526
Exploration surveys	19,928	-	-	19,928	51,439	-	-	51,439
Office, consulting and travel	27,219	-	340	27,559	10,509	100	1,526	12,135
Total costs incurred during the year	70,961	-	14,831	85,792	89,181	100	1,526	90,807
Balance, beginning of year	221,279	402,880	49,221	673,380	132,098	402,780	47,695	582,573
	292,240	402,880	64,052	759,172	221,279	402,880	49,221	673,380
Mineral property abandoned	(13,851)	-	(64,052)	(77,903)	-	-	-	-
Balance, end of year	$ 278,389	$ 402,880	$ -	$ 681,269	$ 221,279	$ 402,880	$ 49,221	$ 673,380

1. NATURE OF BUSINESS AND OPERATIONS

Great Quest Metals Ltd. (the "Company") was incorporated under the Company Act of British Columbia. Its principal business activities are the exploration and development of mineral properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, confirmation of the Company's interest in the underlying mineral properties and upon future profitable production or proceeds from the disposition of mineral property interests.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its abilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
December 31, 2001	$ 1,786,128	$ (14,901)
December 31, 2000	$ 1,679,931	$ (46,230)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

b. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. Values

The amounts shown for the mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

d. Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Automobile	30%
Equipment	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

e. Investment

The investment in Lakefield Minerals Ltd. was recorded at the lower of cost or estimated value.

f. Loss per Share

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

g. Incentive Stock Option Plan

The Company has adopted a formal incentive stock option plan which is described in Note 9. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

h. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the balance sheet date.

ii. Non-monetary items, at the historical rate of exchange.

iii. Deferred exploration, development, and administration costs at the period average in which the transaction occurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

i. Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, due from related parties, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. DUE FROM RELATED PARTIES

Amounts due from a Director and corporations controlled by common Directors are unsecured, non-interest bearing and have no specific terms of repayment. The amounts represent payments of rent and office expenses made on behalf of corporations controlled by common Directors and a travel advance to a Director. The amounts are normally repaid within one year of payment.

5. PROPERTY, PLANT AND EQUIPMENT

	2001			2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 32,526	$ 15,724	$ 16,802	$ 6,795
Equipment	2,162	1,330	832	1,189
	$ 34,688	$ 17,054	$ 17,634	$ 7,894

6. INVESTMENT

	2001	2000
Lakefield Minerals Ltd.	$ -	$ 500

GREAT QUEST METALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001
(DECEMBER 31, 2000)

6. INVESTMENT (CONT'D)

The Company's investment in Lakefield Minerals Ltd. was received pursuant to mineral property agreements. During the current year, the management of the Company resolved to write-off this investment, and accordingly, the related cost was written-off to deficit.

7. MINERAL PROPERTIES

	2001			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 479,299	$ 292,240	$ (34,538)	$ 737,001
b. Taseko Properties	212,000	402,880	-	614,880
c. Gold Dust Properties	(114,200)	64,052	50,148	-
	$ 577,099	$ 759,172	$ 15,610	$1,351,881

	2000			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 257,457	$ 221,279	$ -	$ 478,736
b. Taseko Properties	212,000	402,880	-	614,880
c. Gold Dust Properties	(123,200)	49,221	-	(73,979)
	$ 346,257	$ 673,380	$ -	$ 1,019,637

a. Mali Properties

i. Bourdala Concessions:

During 1998 and 1999, the Company entered into option agreements to acquire a 95% interest, subject to a 1% net smelter royalty ("NSR"), in a total of ten concessions in the Bourdala area of western Mali. At December 31, 2001, three of the concessions had received an Arrête de la Minere ("AM"), eight of the concessions had received a Convention d'Etablissement work permit ("CE"), nine of the concessions had received a L'Autorisation d'Exploration permit and the owners had applied for a CE. The Company paid to the owners a total of 13,500,000 FCFA (approximately $37,500) on signing the option agreements in 1998 and 1,500,000 FCFA (approximately $3,500) on signing the option agreements in 1999, and agreed to make additional payments to the owners of a total of 493,000,000 FCFA (approximately $1,200,000) over a four year period.

7. MINERAL PROPERTIES (CONT'D)

a. Mali Properties

i. Bourdala Concessions (continued):

During 1999, the Company paid 3,000,000 FCFA (approximately $7,500) on completion of the Company's next financing in accordance with the terms of the agreement on one of the concessions, and paid 5,000,000 FCFA (approximately $11,000) on signing of the second agreement following the granting of the CE on one of the concessions. Two of the agreements provide that further payments commence on the granting of the CE's and the remaining concessions commence on the granting of the AM's.

During 2000, the Company amended the terms of certain of the agreements by amending the payment amounts and extending the payment due dates to December 2004. The Company also amended the agreement on one of the concessions such that the Company can acquire a 100% interest in the property, subject to a 1% NSR. To acquire this additional 5% interest, the Company agreed to issue 50,000 common shares in 2003. During 2000, the Company paid a total of 52,000,000 FCFA (approximately $130,000) in accordance with the terms of the amended agreements on the seven concessions with CE permits.

During 2001, the Company paid a total of 52,100,000 FCFA (approximately $122,130) and issued 50,000 shares of the Company's capital stock at $0.15 per share in accordance with the terms of the amended agreements. The Company also resolved to abandon one of the concessions that had been granted a CE, and accordingly, a total of $34,539 has been written-off to deficit.

During 2001, the Company entered into an agreement to acquire a 95% interest, subject to a 1% NSR on one additional concession in the Bourdala area of western Mali. The owner had applied for an AE. The Company paid the owner a total of 1,000,000 FCFA (approximately $2,313) on signing of the agreement and agreed to make additional payments to the owner for a total of 49,000,000 FCFA (approximately $112,700) over four years.

A summary of the total remaining payments required under the four option agreements on the Bourdala concessions (three have been granted AM and CE and one has been granted CE), as amended, at December 31, 2001, are as follows:

	Amount	CDN$
2002	28,400,000 FCFA	$ 65,320
2003	40,000,000 FCFA	92,000
2004	32,000,000 FCFA	73,600
2005	4,500,000 FCFA	10,350
On transfer of property rights to Mali incorporated company	40,000,000 FCFA	92,000
	144,900,000 FCFA	$ 333,270

7. MINERAL PROPERTIES (CONT'D)

a. Mali Properties

i. Bourdala Concessions (continued):

A summary of the total payments required under the six option agreements on the Bourdala concessions (two have been granted CE and AE, three have been granted AE, and one has applied for AE), as amended at December 31, 2001, is as follows:

	Amount	CDN$
On signing of CE	2,000,000 FCFA	$ 4,600
On signing of second AM	16,900,000 FCFA	38,870
Six months from signing AM	25,000,000 FCFA	57,500
One year from signing AM	27,500,000 FCFA	63,250
Eighteen months from signing AM	34,000,000 FCFA	78,200
Two years from signing AM	30,000,000 FCFA	69,000
Thirty months from signing AM	27,000,000 FCFA	62,100
Three years from signing AM	27,000,000 FCFA	62,100
Forty-two months from signing AM	27,000,000 FCFA	62,100
Forty-eight months from signing AM	10,000,000 FCFA	23,000
Final payment due upon transfer of property rights to Mali incorporated company	40,000,000 FCFA	92,000
	266,400,000 FCFA	$ 612,720

ii. Filimana Area Concessions:

During 1998, the Company entered into an agreement with African Metals Corp. ("AFR"), a corporation related by common Directors, to acquire all of AFR's rights to acquire two concessions in the Filimana region of southwestern Mali. The Company acquired these rights by paying AFR a fee of $5,000 and agreeing to issue, subject to regulatory approval, a total of 200,000 common shares, in stages, for each concession.

During 1998, the Company entered into an option agreement to acquire a 95% interest subject to a 1% NSR, in a concession in the Baoule River area of southern Mali. The owner of the concession had applied for a CE at the time of entering into the agreement, and in January 2000, the owner was granted the CE. Under the terms of the agreement, the Company paid 3,500,000 FCFA (approximately $9,205) on receipt of the approval of AFR, paid 500,000 FCFA (approximately $1,500) on signing of the agreement and agreed to make payments totalling 60,000,000 FCFA (approximately $150,000) over four years, commencing once the CE was granted. The Company paid 3,500,000 FCFA (approximately $8,000) in 2000 and 2,300,000 FCFA (approximately $5,139) in 2001.

7. MINERAL PROPERTIES (CONT'D)

a. <u>Mali Properties</u>

ii. **Filimana Area Concessions (continued):**

In 1999, The Company and AFR amended their agreement such that the Company issued 100,000 common shares to AFR and provided AFR a 1-1/2% NSR or any production from the Baoule River concession to a maximum of US$1,000,000.

During 1999, the Company entered into an option agreement to acquire a 95% interest subject to a 1% NSR, on the Winza concession in southwestern Mali. The owner of the concession had received an AE and had applied for a CE at the time of entering into the agreement. The CE was received by the owner in March 2000. The Company paid 200,000 FCFA (approximately $500) on signing of the agreement, paid 800,000 FCFA (approximately $1,800) in January 2000 and agreed to make payments totalling 50,000,000 FCFA (approximately $125,000) over four years, commencing once the CE was granted. The Company paid 8,500,000 FCFA (approximately $19,000) in 2000 and 4,000,000 FCFA (approximately $9,100) in 2001.

During 2000 and 2001, the agreements were amended to revise certain of the payment amounts and extend the payment dates. A summary of the total remaining payments required under the two option agreements on the Baoule River and Winza concessions, as amended at December 31, 2001, is as follows:

	Amount	CDN$
2002	9,950,000 FCFA	$ 22,885
2003	12,000,000 FCFA	27,600
2004	21,000,000 FCFA	48,300
2005	25,000,000 FCFA	57,500
2006	10,000,000 FCFA	23,000
2007	12,500,000 FCFA	28,750
	90,450,000 FCFA	$ 208,035

iii. **Baroya Concession:**

On March 6, 2000, the Company entered into an option agreement to acquire a 65% interest in the Baroya concession in western Mali by making payments totalling 40,000,000 FCFA (approximately $90,000) by September 20, 2000, and by issuing 50,000 shares of the Company's capital stock to the owner. The Company paid a total of 22,500,000 FCFA before the concession was suspended by the Malian government due to non-performance of work commitments by the previous optionee. On January 12, 2001, the Company terminated the original agreement and entered into a new agreement with the owner to acquire a 95% interest in the Baroya concession, subject to a 1% net smelter royalty by paying a further 47,500,000 FCFA (approximately $107,000) over seven years, commencing once a CE was granted. The CE was received by the owner in June 2001. The Company paid 4,000,000 FCFA (approximately $9,200) in 2001.

7. MINERAL PROPERTIES (CONT'D)

a. <u>Mali Properties</u>

iii. **Baroya Concession (continued):**

A summary of the total remaining payments required under the option agreement on the Baroya concession is as follows:

	Amount	CDN$
2002	9,600,000 FCFA	$ 22,080
2003	6,800,000 FCFA	15,640
2004	6,800,000 FCFA	15,640
2005	6,800,000 FCFA	15,640
2006	6,800,000 FCFA	15,640
2007	6,700,000 FCFA	15,410
	43,500,000 FCFA	$ 100,050

iv. **Kenieba Concession:**

During 2001, the Company entered into an agreement to acquire a 95% interest in the Kenieba concession in western Mali. A CE was granted to the owner in June 2001. The Company paid the owner a total of 30,000,000 FCFA (approximately $68,550) on signing of the agreement and agreed to make additional payments to the owner totalling 20,000,000 FCFA (approximately $46,000) over four years.

A summary of the total remaining payments required under the option agreement on the Kenieba concession is as follows:

	Amount	CDN$
2002	5,000,000 FCFA	$ 11,500
2003	5,000,000 FCFA	11,500
2004	5,000,000 FCFA	11,500
2005	5,000,000 FCFA	11,500
	20,000,000 FCFA	$ 46,000

b. <u>Taseko Properties</u>

Pursuant to an option agreement dated March 28, 1989, with Moydow Mines International Inc. and African Metals Corporation, the Company's significant shareholders at that time, the Company acquired a 100% interest in mineral claims, located in the Clinton Mining Division of British Columbia for consideration of $200,000 cash and 1,200,000 shares of the Company's capital stock (issued at a price of $0.01 per share).

7. MINERAL PROPERTIES (CONT'D)

b. **Taseko Properties (continued)**

Subsequent to the date of acquisition the 1,200,000 shares were returned to the Company and cancelled.

The mineral claims are subject to a 2.5% net smelter return royalty which may be purchased from a third party for $1.5 million.

c. **Gold Dust Property**

During 1998, the Company entered into agreements with AFR and a company related to AFR and the Company by way of a common Director and Officer, to acquire 100% of the shares of TPR, Inc., a company whose principal asset was a 100% interest, subject to a 2% NSR to AFR (to a maximum of US$2,000,000), in the Gold Dust property located in the Circle District near Fairbanks, Alaska. In order to acquire the shares of TPR, Inc., the Company was required to issue 200,000 shares to AFR in four annual tranches of 50,000 shares each (50,000 shares issued at a price of $0.20 per share during 1998 and 50,000 shares issued at a price of $0.18 per share during 2001), reimburse the related company $35,047 for its out-of-pocket costs incurred on the property, and keep the property in good standing to January 31, 2003. The issuance of each future tranche of 50,000 shares was subject to regulatory approval at the time of application. For each tranche of 50,000 shares issued, the Company would acquire 25% of the shares of TPR, Inc. (Subsequent to the year end, the Company issued 100,000 shares at a price of $0.18 per share).

During 1999, the Company entered into a mining lease and agreement with a subsidiary of Newmont Mining Corporation ("Newmont") on the Gold Dust property. The terms of the agreement provided that in order to keep the agreement in good standing, Newmont was required to make annual advance royal payments to TPR, Inc. that commenced at US$40,000 on signing (received during 1999), and escalated to US$100,000 in 2004 and thereafter (US$50,000 received during 2000). In addition, Newmont agreed to pay production royalties of 5% NSR on any gold and precious metals produced and 3% NSR on any other minerals produced. AFR was to receive 2% of the NSR royalties until the US$2,000,000 was received, and TPR, Inc. was to receive any excess, after deducting the advance royalties already paid by Newmont. In order to keep the agreement in good standing, Newmont also agreed to incur a minimum of US$50,000 of exploration and development on the property in each of 1999 and 2000 and a total of US$200,000 by December 31, 2001. Newmont had the right to terminate the agreement at any time. During the year ended December 31, 2000, Newmont decided to terminate the agreement.

During the current year, the property was abandoned and all the related capitalized costs were written-off to deficit.

GREAT QUEST METALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001
(DECEMBER 31, 2000)

8. DUE TO RELATED PARTIES

Amounts due to corporations controlled by common Directors are unsecured, non-interest bearing, and have no specific terms of repayment.

9. SHARE CAPITAL

The authorized share capital of the Company consists of 50,000,000 common shares without par value.

The Company has issued common shares of its capital stock as follows:

	2001		2000	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	6,134,925	$ 2,588,808	4,264,925	$ 2,221,308
Issued during the year for:				
Cash	1,628,000	319,490	1,870,000	367,500
Mineral properties	100,000	16,500	-	-
Debt	188,722	33,970	-	-
Finders fees	25,000	5,000	-	-
Balance, end of year	8,076,647	$ 2,963,768	6,134,925	$ 2,588,808

Transactions for the Issue of Share Capital
During the Year Ended December 31, 2001:

a. The Company issued 188,722 shares at a price of $0.18 per share to settle debts totalling $33,970.

b. The Company issued 100,000 shares for the acquisition of mineral properties as follows: 50,000 shares at a price of $0.15 per share for the acquisition of one of the Bourdala concessions described in Note 7a(i); and 50,000 shares at a price of $0.18 per share for the acquisition of the Gold Dust property described in Note 7c.

c. The Company completed a Private Placement financing consisting of 288,000 units at a price of $0.18 per unit for a total consideration of $51,840. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.30 per share on or before March 8, 2003.

d. The Company completed a Private Placement consisting of 500,000 units at a price of $0.20 per unit for a total consideration of $100,000. Each unit consists of one (1) share and one-half (1/2) of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.22 per share on or before March 21, 2003. In addition, the Company issued 25,000 shares at a price of $0.20 per share as finder's fees on this transaction.

9. SHARE CAPITAL (CONT'D)

e. The Company completed a Private Placement financing consisting of 173,000 units at a price of $0.22 per unit for a total consideration of $38,060. Each unit consists of one (1) share and one-half (1/2) of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.25 per share on or before May 28, 2003.

f. The Company issued 110,000 shares at a price of $0.22 per share for the exercise of stock options for a total consideration of $24,200.

g. The Company issued 57,000 shares at a price of $0.27 per share for the exercise of stock options for a total consideration of $15,390.

h. The Company issued 500,000 shares at a price of $0.18 per share for the exercise of warrants for a total consideration of $90,000.

During the Year Ended December 31, 2000:

a. The Company completed a Private Placement consisting of 1,000,000 units at a price of $0.15 per unit for a total consideration of $150,000. Each unit consisted of one (1) share and one (1) share purchase warrant. Each share purchase warrant was exercisable to acquire one (1) additional share at a price of $0.15 on or before October 18, 2000 or $0.18 per share on or before October 18, 2001. The Company also issued 200,000 share purchase warrants with the same terms as a finders fee for this private placement.

b. The Company issued 870,000 shares at a price of $0.25 per share for the exercise of warrants for a total consideration of $217,500.

Stock Options:

The Company has a stock option plan (the "Plan"), which was approved by the Company's shareholders and the CDNX that allows the Company's Directors to grant stock options to purchase up to a total of 1,379,729 shares. Options granted pursuant to the Plan are subject to the policies of the CDNX with respect to eligible persons, exercise price, maximum term, vesting, maximum options per person and termination of eligible person status.

A summary of the status of the Company's stock option plan as of December 31, 2001 and 2000, and changes during the years then ended is as follows:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	625,000	$0.25	555,000	$ 0.22
Exercised	(167,000)	(0.24)	-	-
Granted	555,500	0.25	165,000	0.35
Forfeited/cancelled	(106,250)	(0.22)	(95,000)	(0.22)
Options outstanding, end of year	907,250	$0.26	625,000	$ 0.25

9. SHARE CAPITAL (CONT'D)

At December 31, 2001, the Company had outstanding stock options to acquire 907,250 common shares as follows:

Number of Shares	Price	Expiry Date
50,000 (1)	$ 0.22	February 14, 2002
273,750	$ 0.22	July 22, 2004
165,000	$ 0.35	April 5, 2005
95,500	$ 0.22	March 28, 2006
323,000	$ 0.27	September 7, 2006
907,250		

(1) Subsequently expired.

Warrants:

At December 31, 2001, the Company had outstanding common share purchase warrants exercisable to acquire 624,500 shares as follows:

Number	Exercise Price	Expiry Date
288,000	$ 0.30	March 8, 2003
250,000	$ 0.22	March 21, 2003
86,500	$ 0.25	May 28, 2003
624,500		

10. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

Rent and office services totalling $4,209 (2000 - $3,576) and management and consulting fees totalling $20,000 (2000 - $12,000) were incurred with corporations related to the Company by common Directors.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

11. CORPORATE INCOME TAX

The Company has certain resource related deductions and other losses which are available to be offset against future taxable income in Canada. The benefits of these losses and deductions are not reflected in these financial statements. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

12. SEGMENTED INFORMATION

The Company's activities are all in the one (1) industry segment of mineral property acquisition, exploration and development.

	Mali	United States	Canada	Total
December 31, 2001				
Property, Plant and Equipment	$ 16,802	$ -	$ 832	$ 17,634
Mineral properties, including deferred costs	737,001	-	614,880	1,351,881
	$ 753,803	$ -	$ 615,712	$1,369,515

	Mali	United States	Canada	Total
December 31, 2000				
Property, Plant and Equipment	$ 6,795	$ -	$ 1,189	$ 7,984
Mineral properties, including deferred costs	478,736	(73,979)	614,880	1,019,637
	$ 485,531	$ (73,979)	$ 616,069	$ 1,027,621

13. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the year ended December 31, 2001 as follows:

	2001	2000
Non-cash financing investing activities:		
Share capital issued for:		
Debt	$ 33,970	$ -
Mineral properties	16,500	-
Finders fees	5,000	-
Share subscription advances	-	150,000
	$ 55,470	$ 150,000
Non-cash investing activities:		
Acquisition costs of mineral properties	$ (16,500)	$ -
Deferred exploration and development cost, net of amortization	4,164	-
	$ (12,336)	$ -

GREAT QUEST METALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001
(DECEMBER 31, 2000)

14. SUBSEQUENT EVENT

The Company completed a Private Placement financing consisting of 456,000 units at a price of $0.25 per unit for a total consideration of $114,000. Each units consists of one (1) share and one-half (1/2) share purchase warrant. Each full share warrant is exercisable to acquire one (1) additional share at a price of $0.30 per share on or before December 10, 2003. In addition, the Company issued 40,000 shares at a price of $0.25 per share for the payment of finder's fees.

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statements presentation.

GREAT QUEST METALS LTD.
DECEMBER 31, 2001

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 10 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company were $24,209 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING YEAR ENDED DECEMBER 31, 2001:

Date Of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Jan. 8/01	Common Shares	Property Acquisition	50,000	$ 0.15	$ 7,500	N/A	N/A
Mar. 2/01	Common Shares	Settlement of debt	188,722	$ 0.18	$ 33,970	N/A	N/A
May 1/01	Common Shares	Private Placement	500,000	$ 0.20	$100,000	Cash	N/A
May 1/01	Common Shares	Finders Fee	25,000	$0.20	$ 5,000	N/A	N/A
May 7/01	Common Shares	Property Acquisition	50,000	$ 0.18	$ 9,000	N/A	N/A
May 18/01	Common Shares	Private Placement	288,000	$ 0.18	$ 51,840	Cash	N/A
July 10/01	Common Shares	Private Placement	173,000	$ 0.22	$ 38,060	Cash	N/A
Aug. 27/01	Common Shares	Exercise of Options	40,000	$ 0.22	$ 8,800	Cash	N/A
Aug. 28/01	Common Shares	Exercise of Options	34,500	$ 0.22	$ 7,590	Cash	N/A
Sept. 5/01	Common Shares	Exercise of Options	35,500	$ 0.22	$ 7,810	Cash	N/A
Oct. 4/01	Common Shares	Exercise of Options	57,000	$ 0.27	$ 15,390	Cash	N/A
Oct. 9/01	Common Shares	Exercise of Warrants	500,000	$ 0.18	$ 90,000	Cash	N/A

GREAT QUEST METALS LTD.
DECEMBER 31, 2001

B. OPTIONS GRANTED DURING YEAR ENDED DECEMBER 31, 2001:

Date Granted	Number of Options	Name of Optionee	Exercise Price	Expiry Date
March 28, 2001	50,000	Victor Jones	$0.22	March 28, 2006
March 28, 2001	40,000	Mahamadou Keita	$0.22	March 28, 2006
March 28, 2001	5,500	Jennifer Nestoruk	$0.22	March 28, 2006
March 28, 2001	80,000	Swiftcurrent Ventures Ltd.	$0.22	March 28, 2006
September 7, 2001	35,000	Mahamadou Keita	$0.27	September 7, 2006
September 7, 2001	5,000	Jennifer Nestoruk	$0.27	September 7, 2006
September 7, 2001	140,000	Georg Schnura	$0.27	September 7, 2006
September 7, 2001	200,000	Swiftcurrent Ventures Ltd.	$0.27	September 7, 2006

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001:

Authorized share capital - 50,000,000 common shares without par value

A total of 8,076,647 common shares have been issued for a total of $2,963,768.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT DECEMBER 31, 2001:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	50,000	$0.22	February 14, 2002
Options	273,750	$0.22	July 22, 2004
Options	165,000	$0.35	April 5, 2005
Options	95,500	$0.22	March 28, 2006
Options	323,000	$0.27	September 7, 2006
Warrants	288,000	$0.30	March 8, 2003
Warrants	250,000	$0.22	March 21, 2003
Warrants	86,500	$0.25	May 28, 2003

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2001:

Common shares in escrow – 362,265

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT APRIL 12, 2002:

Willis W. Osborne	President/Director
Victor J.E. Jones	Director
Rudy de Jonge	Director
Mahamadou Keita	Director
Jennifer Nestoruk	Secretary

GREAT QUEST
METALS LTD.

CORPORATE INFORMATION

(As at May 14, 2001)

SHARES LISTED

Canadian Venture Exchange: GQ

Authorized: 50,000,000 Issued: 8,733,647

Options: 796,250

Warrants: 624,500

Escrow: 362,265

12g3-2(b) Exemption #82-3116

Standard & Poor's Listed

OFFICERS & DIRECTORS

Mr. Rudy de Jonge, Director

Mr. Victor J.E. Jones, Director

Mr. Mahamadou Keita, Vice President-Exploration & Director

Ms. Jennifer Nestoruk, Corporate Secretary

Mr. Willis W. Osborne, President & Director

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & REGISTERED OFFICE

DuMoulin Black
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

Jones Richards & Company, Certified General Accountants
900 – 1200 Burrard Street, Vancouver, British Columbia, Canada V6Z 2C7

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info @greatquest.com

PRINTED IN CANADA

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of Great Quest Metals Ltd. (hereinafter called the "Company") will be held at 595 Howe Street, 10th Floor, Vancouver, British Columbia, on the 25th day of June, 2002, at the hour of two o'clock in the afternoon (local time), for the following purposes:

1) To receive (and consider) the Report of the Directors, the Financial Statements of the Company and the Auditor's Report thereon, for the period ended December 31, 2001;

2) To set the number of directors at four (4);

3) To elect Directors;

4) To appoint the Auditor and to authorize the Directors to fix their remuneration;

5) To increase the number of common shares issuable under the stock option plan; and

6) To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice are copies of the documents referred to in Item (1) above, as well as an Information Circular and a Form of Proxy. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Members who are unable to attend the Meeting are requested to complete, sign and mail the enclosed Form of Proxy in accordance with instructions set out in the Proxy and in the Information Circular which accompanies this Notice.

Dated this 10th day of May, 2002.

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

INFORMATION CIRCULAR

(as at May 10, 2002, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of Great Quest Metals Ltd. (the "Company") for use at the annual general meeting of the Company to be held on June 25, 2002 and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 common shares without par value, of which 8,733,647 common shares are issued and outstanding.

Only Members of record at the close of business on May 10, 2002 (the "Record Date") who either personally attend the meeting, or who have properly completed and delivered a proxy in the manner and subject to the provisions described above shall be entitled to vote or have their shares voted at the meeting.

Each Member is entitled to one vote for each common share registered in his name on the list of Members, which is available for inspection during normal business hours at the offices of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, and at the Meeting of the Members.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except the following:

NAME	NUMBER OF COMMON SHARES OWNED OR CONTROLLED	PERCENTAGE OF OUTSTANDING COMMON SHARES
Willis W. Osborne	1,738,047 (1)	19.90%

(1) 110,769 of these shares are held in escrow.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate office of the Company, 515 – 475 Howe Street, Vancouver, British Columbia, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to the corporate office of the Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "*proxy authorization form*") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

ELECTION OF DIRECTORS

The Articles of the Company state that all Directors of the Company shall retire and the Members entitled to vote at each annual general meeting of the Company shall thereat elect a Board of Directors.

Member approval will be sought to fix the number of Directors of the Company at four (4).

The Articles also allow that a retiring Director shall be eligible for re-election.

NOMINEES FOR DIRECTORS

The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director. Each Director will hold office until his term expires or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act of British Columbia.

Pursuant to section 111 of the British Columbia Company Act, Advance Notice of the Annual General Meeting was published in The Vancouver Sun newspaper on April 22, 2002.

Information Circular
Great Quest Metals Ltd.
May 10, 2002

The following table sets out the names of the nominees for election as Directors, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a Director of the Company, and the number of securities of each class of voting securities of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised by each, as at the date hereof.

Name, Position & Municipality of Residence	Principal Occupation or Employment and, If Not a Previously Elected Director, Occupation During Past Five Years	Previous Service as a Director	Number of Common Shares Beneficially Owned or Directly or Indirectly Controlled (2)
RUDY DE JONGE (1) Director Vancouver, BC	Entrepreneur and President of: **St. Cloud Mining Inc.** (wholly owned private company providing management & corporate development services)	Since January 16/97	62,114 (3)
VICTOR J.E. JONES (1) Director Vancouver, BC	President of: **Ellesmere Enterprises Ltd.** (wholly owned private company providing management services) Chairman of: **Hyperwallet Systems Inc.**	Since March 21/89	347,527 (4)
MAHAMADOU KEITA Vice President – Exploration & Director Mali, West Africa	Geologist: Works as a geologist on a consultant basis for Great Quest Metals Ltd. and African Metals Corporation	Since May 21/98	140,000 (5)
WILLIS W. OSBORNE (1) President & Director Vancouver, BC	President of: **Swiftcurrent Ventures Ltd.** (wholly owned private company providing geological / administrative consulting services) President of: **WWO Ventures Ltd.** (private company wholly owned by W. Osborne) President & Director of: **African Metals Corporation**	Since March 21/89	1,738,047 (6)

(1) Member of Audit Committee

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 10, 2002, is based on information furnished to the Company by individual directors. Unless otherwise indicated, shares are held directly.

(3) Of these shares, 62,114 shares are held directly in escrow.

(4) Of these shares, 314,202 are held indirectly in the name of Ellesmere Enterprises Ltd., a private company wholly owned by V. Jones and 66,254 shares are held in escrow.

(5) Of these shares, 90,000 shares are held directly in escrow.

(6) Of these shares, 1,661,785 are held indirectly in the names of Swiftcurrent Ventures Ltd. and WWO Ventures Ltd., private companies wholly owned by W. Osborne and 110,769 shares are held in escrow.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Regulation) in respect of each of the individuals who were, as at December 31, 2001 the Chief Executive Officer and the other four most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that the individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation
					Awards		Payouts	
		Salary	Bonus	Other Annual Compensation	Securities Under Option/ SARs granted	Restricted Shares or Restricted Share Units	LTIP Payouts	
		($)	($)	($)	(#)	($)	($)	($)
Willis W. Osborne President	1999	nil	nil	(1) 6,450	80,000	nil	nil	nil
	2000	nil	nil	(1) 6,000	40,000	nil	nil	nil
	2001	nil	nil	(1) 16,000	280,000	nil	nil	nil

(1) Management fees, as well as some geological consulting fees, were paid to Swiftcurrent Ventures Ltd. undertaken on behalf of the Company. Swiftcurrent is a private company wholly owned by Willis W. Osborne. See "Management Contracts"

Long Term Incentive Plan Awards Table (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year other than the options set out below.

Option Grants during the most recently completed Financial Year

The Company granted 280,000 stock options, pursuant to a stock option plan, to the Named Executive Officer during the Company's most recently completed financial year. See "Particulars of Other Matters to be Acted Upon (a) Stock Options".

Aggregated Options Exercised in Last Financial Year & Financial Year-End Option

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officer, the stock options held by the Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Willis W. Osborne President	None	Not applicable	40,000	nil
Swiftcurrent Ventures Ltd.	167,000	1,595	143,000	nil

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no employment contracts with any Named Executive Officer (see "Management Contracts").

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such Named Executive Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the directors, officers, employees and consultants. The Company granted 555,500 stock options during the most recently completed financial year pursuant to the terms of its stock option plan. See "Particulars of Other Matters to be Acted Upon (a) Stock Options".

Indebtedness to Company of Directors, Executive Officers & Senior Officers

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

During the last completed financial year, the Company was charged management fees in the amount of $16,000 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, President and a Director of the Company, and $3,000 by Ellesmere Enterprises Ltd., a private company wholly owned by Victor J.E. Jones, a Director of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Jones Richards & Company, of #900 - 1200 Burrard Street, Vancouver, British Columbia, as Auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors. Jones Richards was first appointed as Auditor of the Company on March 11, 2002.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Stock Option Plan

The Board of Directors of the Company adopted a new stock option plan (the "Stock Option Plan") on April 15, 1998 which was approved by the TSX Venture Exchange and the shareholders of the Company on May 21, 1998.

The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, as an opportunity to participate in the profitability of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the board of directors of the Company. The granting of such options will align the interests of such persons with that of the Company. Options are required to have an exercise price no less than the market price prevailing on the day that the option is granted. Pursuant to the Stock Option Plan, the board of directors may from time to time authorize the issue of options to directors, officers, employees and service providers of the Company and its subsidiaries.

The Stock Option Plan provides that the number of Common Shares issuable to any one optionee under the Stock Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 20% of the total number of issued and outstanding Common Shares. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% on a yearly basis. Any options granted under the plan vest as to 25% upon regulatory approval and 25% every six months thereafter. The Stock Option Plan must be approved by a majority of the votes cast by shareholders other than insiders or their associates to whom shares may be issued pursuant to the Stock Option Plan.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The number of shares under option from time to time and the exercise price of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

The shareholders are being asked to approve the increase of the number of Common Shares which may be issued pursuant to the grant of options under the Stock Option Plan, from 1,379,729 to 1,743,229 Common Shares, in the capital of the Company.

(b) Other Matters

Management of the Company is not aware of any other matters to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

Dated this 10th day of May, 2002

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President/CEO/CFO

"Victor J.E. Jones"
VICTOR J.E. JONES
Director

Great Quest Metals Ltd.

PROXY

Annual General Meeting, June 25, 2002

Type of Meeting:	**ANNUAL GENERAL MEETING**	Meeting Date/Time:	**JUNE 25, 2002, 2:00 PM (Vancouver Time)**
Name of Company:	**GREAT QUEST METALS LTD.**	Meeting Location:	**10th Floor, 595 Howe Street, Vancouver, British Columbia**

The undersigned member of **GREAT QUEST METALS LTD.** (the "Company") hereby appoints Willis W. Osborne, President and a Director of the Company, or, failing this person, Victor J.E. Jones, a Director of the Company, or in place of the foregoing, ______________________ (***Please Print the Name***) as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof:

This proxy form is not valid unless it is signed. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such. If not dated in the space provided this proxy form is deemed to bear the date on which it is mailed.

To be represented at the meeting, this proxy form must be received at the corporate office of the Company by mail or by fax no later than forty-eight ("48") hours prior to the time of the meeting. The mailing address of the Company is Suite 515, 475 Howe Street, Vancouver, British Columbia, V6C 2B3 and its fax number is (604) 684-5854

(Affix Label Here)

Name of Proxy Holder:

Address of Proxy Holder:

Number of Securities Represented by Proxy:

The undersigned member hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here: ______________________

Date: ______________________, 2002

RESOLUTIONS (for full detail of each item, please see the enclosed notice of meeting)

Resolution	For	Against
1. To accept the Report of the Directors and The Financial Statements:	______	______
2. To set the number of directors at four (4):	______	______

Resolution	For	Withhold
3. To elect the following persons as directors:		
RUDY DE JONGE	______	______
VICTOR J.E. JONES	______	______
MAHAMADOU KEITA	______	______
WILLIS W. OSBORNE	______	______
4. To appoint Jones Richards & Company as Auditor and authorize the directors to fix the remuneration paid to the Auditor:	______	______

Resolution	For	Against
5. To increase the number of common shares issuable under the stock option plan - described in the Information Circular:	______	______
6. To transact such other business as may properly come before the meeting:	______	______

1. **This Proxy is solicited by the Management of the Company.**

2. (i) ***If the member wishes to attend the meeting to vote on the resolutions in person***, please register your attendance with the Company's scrutineers at the meeting.

   (ii) ***If the member has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person***, please cross off the management appointee name or names, insert the member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the member's vote will be counted at that time.

3. ***If the member cannot attend the meeting but wishes to vote on the resolutions***, the member can ***appoint another person***, who need not be a member of the Company, to vote according to the member's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no choice on a resolution is specified by the member, this proxy form confers discretionary authority upon the member's appointed proxyholder.

4. ***If the member cannot attend the meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the member had specified an affirmative vote.

5. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the member on any ballot of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. ***With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fits.***

6. If the member votes on the resolutions and returns the proxy form, the member may still attend the meeting and vote in person should the member later decide to do so. To attend the meeting, the member must revoke the proxy form by sending a new proxy form with the revised instructions. Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or with the chairman of the meeting on the day of the meeting.

GREAT QUEST
METALS LTD.
(the "Company")

Supplemental Mailing List

RETURN CARD
(2002)

GREAT QUEST METALS LTD.
Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

In accordance with National Policy 41 (the "Policy") and pursuant to the British Columbia Securities Act and Regulations:

> *a non-registered shareholder may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Non-registered shareholders are entitled to receive an issuer's audited financial statements and, pursuant to the Policy, will receive the issuer's annual report.*

If you wish to receive interim financial statements please complete and return this card to the Company at the above address.

Name: ______________________________

Address: ______________________________

City: ______________________________

Province/State: ______________ **Postal/Zip Code:** ______________

Telephone: ______________ **Facsimile:** ______________

E-Mail: ______________

Number of Shares Beneficially Owned: ______________

The undersigned hereby certifies that he/she is the owner of securities of Great Quest Metals Ltd., and requests that he/she be placed on the Company's Supplemental Mailing List to receive its interim financial statements.

DATED: __________ **day, of** ____________________**, 2002.**

Please return this document along with your proxy in the enclosed envelope.

<u>As the supplemental list will be updated each year, a return card will be required annually in order to remain on the list.</u>